Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880  |  San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

August 7, 2012

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Re:	Performant Financial Corporation

Registration Statement on Form S-1/A;

Filed August 3, 2012

File No. 333-182529

Ladies and Gentlemen:

Performant Financial Corporation (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated August 6, 2012. Amendment No. 4 to the Registration Statement contains revisions that have been made in response to the comments received from the Staff. Set forth below is the Registrant’s response to the Staff’s comments. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

With respect to the additional selling stockholder added to Amendment No. 4 to the Registration Statement, the Registrant informs the Staff that based on inquiry of such additional selling stockholder, such selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

Revenue Recognition, page 38

(c) Revenues, Accounts Receivable, and Reserve for Appeals, page F-29

1.	We note that as June 30, 2012, you accrued a reserve for appeals in the amount of $3.1 million for claims against commissions already paid to you, when your estimates for prior periods presented appeared to the nil. Absent sufficient company-specific historical experience upon which to estimate a reserve for appeals by providers after your commission has been paid, please provide us your assessment as to how fees for your services may be deemed “fixed or determinable” and how you are able to make reliable estimates on a timely basis. Refer to SAB Topic 13.A4 in ASC 605-10-S99.

August 7, 2012

Response: Prior to June 30, 2012, the Company included the reserve for appeals for commissions received under the CMS contract within a credit against accounts receivable. As of December 31, 2011, this credit against accounts receivable equaled $934,000, which included an approximate $484,000 reserve for appeals related to uncollected accounts receivable and an approximate $450,000 reserve for appeals related to commissions received. Primarily as the result of the significant increase in revenues earned under the CMS contract during the first six months of 2012 and the corresponding increase in the aggregate commissions received that may be subject to an appeal, and the Company’s ongoing assessments of recent trends in the percentage of commissions received that may be subject to a successful appeal, the reserve for appeals related to commissions received increased from approximately $450,000 as of December 31, 2011 to $3,147,000 as of June 30, 2012. Given this material increase in the reserve for appeals for commissions received, commencing June 30, 2012, the Company created a separate caption in the current liabilities section of the balance sheet for the reserve for appeals against commissions received rather than maintain this reserve within the credit against accounts receivable.

As mentioned above, the Company’s decision to create a separate caption reflecting the reserve for appeals for commissions received, was in part due to the Company’s revised estimates of overall appeal outcomes based on the ongoing review of the appeals process and overall appeals success rate. This Company-specific historical analysis of commissions received and the percentage of such commissions that ultimately have been subject to successful appeal is based on the Company’s experience to date and provided the Company with sufficient data on which to refine its model for estimating the financial impact for successful appeals. Based on an analysis of cumulative CMS contract to-date activity through June 30, 2012, the Company increased its overall estimates of the percentage of claims that it estimates will be appealed and the percentage of appeals that it estimates will ultimately be successful. Based on this analysis, the overall percentage of commissions received that remain subject to potential appeal that the Company estimates will be subject to successful appeal increased from approximately 7.0% as of December 31, 2011 to approximately10.4% as of June 30, 2012. This increase in the estimated percentage of successful appeals, coupled with the significant increase in commissions earned under the CMS contract in the six months ended June 30, 2012, led to the increase in the reserve for appeals for the commissions received as of June 30, 2012 and the decision to create a separate caption for the reserve for appeals for commissions received under the CMS contract.

The Company believes that the commissions it earns under the CMS contract are deemed “fixed or determinable” due to the fact that revenue is not recognized until the relevant healthcare provider has paid CMS for a given claim, and that the Company’s revenues under the CMS contract are comprised of fees paid on a large volume of relatively small value claims that are

August 7, 2012

relatively homogenous. The Company’s reserves for both credits against accounts receivable and for appeals for commissions received are based on over 2.5 years of experience under the CMS contract and the administration of audit procedures with respect to numerous types of claims reviewed, and experience with and analysis of the financial impact of the types of appeals that are likely to be initiated and ultimately successful.

2.	In light of your limited experience under your contract with CMS and the likelihood of claims that may be overturned in the providers’ favor, tell us your basis for estimating your reserve for appeals and describe your underlying assumptions. Also, please explain to us:

•	why you did not record similar accruals in prior periods
•	when the related commission was earned and recorded; and
•	how you recorded the amount of offsetting the liability in the financial statements.

Response: As described above, the Company has over 2.5 years of experience with the effects of the appeals process on its revenues under the CMS contract, and the Company believes that this experience has provided sufficient data to estimate the level of appeals that may be overturned in a healthcare provider’s favor. Based on the Company’s historical experience with appeals activity under the CMS contract, the Company has conducted detailed analyses of the likelihood of success of an appeal by a healthcare provider at each of the various levels of appeal that a provider may pursue, and accrues the reserve for appeals based on the amount of commissions received that the Company believes may be returned to providers following successful appeal. The analysis at each potential level of appeal includes the likelihood that a provider may appeal a claim to a given level of appeal and the likelihood for success that such an appeal may have at each such level. These percentage estimates of commissions received that are likely to be appealed to each level and the likelihood for success of such appeals are then applied to the amount of commissions received that remain subject to potential appeal in order to provide the basis for the reserve for appeals for commissions received.

With respect to the Staff’s specific questions:

1. Why didn’t the Company record similar accruals in prior periods. As discussed above, the Company did record a reserve for commissions received as of December 31, 2011, but given the relatively small amount of such reserve, prior to June 30, 2012, such reserve was classified as a credit against accounts receivable.

2. When were the related commissions earned and recorded. Of the reserve for commissions received balance of $3,147,000 as of June 30, 2012, approximately $991,000 relates to commissions collected in 2011, with the balance relating to commissions received during the six months ended June 30, 2012.

3. How has the Company recorded the amount offsetting the liability in the financial statements. The amount offsetting the reserve for appeals for commissions received has been recorded as an offset to revenues on the Company’s income statement.

The Company has revised the disclosure of its Critical Accounting Policies with respect to the reserve for appeals for commissions received to include a more detailed description of the estimates used to calculate this reserve.

Other Operating Expenses, page 39

3.	Tell us the nature of the arrangement that required you to “increase payments to healthcare providers for the transfer of medical records in connection with the RAC contract due to an increase in the amount of claims” that you audited. Please disclose whether this is a recurring event in the normal course of business and whether you expect it to increase over time.

Response: Payments to healthcare providers for the retrieval of medical records are incurred in the Company’s ordinary course of business under the RAC contract in order to complete its audit process and are directly correlated to the amount of Medicare claims the Company audits. The Registrant expects that payments for the retrieval of medical records will increase over time as the amount of Medicare claims it audits under the RAC contract increases. Disclosure has been added to clarify the nature of these expenses and the Company’s expectation that such expenses will vary generally in proportion to the claims review activity.

*****

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (415) 983-7480. Comments can also be sent via facsimile at (415) 983-1200 or via email to blair.white@pillsburylaw.com.

Very truly yours,

/s/ Blair W. White

Blair W. White

Partner